EXHIBIT 1.01 to Form SD

APPLIED INDUSTRIAL TECHNOLOGIES, INC.

Conflict Minerals Report for Calendar Year 2015

Introduction

In this Conflict Minerals Report (“CMR”), “Applied,” “we,” “us,” “our,” and “the company” refer to Applied Industrial Technologies, Inc., an Ohio corporation, and its subsidiaries. This CMR has been prepared pursuant to Rule 13p-1 and Form SD promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 to December 31, 2015.

Applied is a leading industrial distributor in North America, Australia, and New Zealand, supplying customers in a wide range of industries with products including bearings, power transmission components, fluid power components and systems, industrial rubber products, linear motion components, tools, safety products, oilfield supplies, and other industrial and maintenance supplies. We serve customers for both MRO (maintenance, repair, and operations) and OEM (original equipment manufacturing) product applications. We provide engineering, design, and systems integration for industrial and fluid power applications, as well as customized mechanical, fabricated rubber, and fluid power shop services. We also offer maintenance training and inventory management solutions.

For our most recent fiscal year, ended June 30, 2015, we believe that greater than 95% of our consolidated net sales were attributable to traditional industrial distribution and less than 5% were attributable to sales of products manufactured by us or contracted to be manufactured for us. Because manufacturing processes are conducted in subsidiary business operations, primarily in the fluid power segment, that use varied information systems and operating processes, we are unable to report a precise value of the products we manufactured or contracted to be manufactured for us.

The types of products manufactured by us or contracted by us to be manufactured include custom-built hydraulic and electro-hydraulic power units and electronic control systems, pneumatic and electro-pneumatic panels and sub-assemblies, fabricated aluminum assemblies, lubrication systems, hydraulic manifolds, and custom-machined metal parts.

In general, we assemble products using finished components we purchase from hundreds of suppliers, primarily large manufacturers, for whom we may also serve as an authorized distributor. We rely on these direct suppliers for information about conflict minerals in their products, and they in turn rely on their own suppliers for information.

We identified the direct suppliers of products and components to our subsidiary business operations that conduct manufacturing. Because we did not have complete information about which of those products and components contained conflict minerals, we did not limit our inquiries to those suppliers that supplied items that we believed contained or may have contained conflict minerals. Because of the number of suppliers and because hundreds of suppliers represented very small purchase volumes, we chose to send conflict minerals inquiries to suppliers that we estimated would represent greater than the top three-quarters of the dollar volume of 2015 purchases by our manufacturing operations. In this CMR, we refer to these suppliers as “Component Suppliers.”

Following the completion of our conflict minerals review for 2015, we were not able to determine (a) the country of origin of the necessary conflict minerals contained in our products, (b) whether those conflict minerals came from recycled or scrap sources, (c) the smelter or refiner used to process those conflict minerals, or (d) their mine or location of origin.

We did not obtain an independent private sector audit report relating to this CMR because we are not required to obtain such an audit report for this reporting period.

Reasonable Country of Origin Inquiry

We conducted a reasonable country of origin inquiry about the conflict minerals necessary to the functionality or production of products manufactured by us, or contracted to be manufactured for us. Our reasonable country of origin inquiry responds to the second step of the five-step OECD Guidance (defined in the “Due Diligence” section). We conducted a survey of the Component Suppliers using the Conflict Minerals Reporting Template (“CMRT”) developed by the Conflict-Free Sourcing Initiative (“CFSI”). We used an electronic database to organize and retain supplier responses.

We contacted suppliers whose answers contained what we believed was incomplete or potentially inaccurate information to seek clarification. We identified certain suppliers that did not conform with our conflict minerals policy of providing sourcing information to us upon request; we made repeat requests to those suppliers urging them to submit completed CMRTs. We also undertook additional follow-up with suppliers to obtain more complete information after considering factors such as the value of our purchases from the supplier, our subjective beliefs about the supplier’s business reputation, the nature of our company’s relationship with the supplier, and the likelihood that the component contained conflict minerals. After taking that additional follow-up into account, we received complete responses from almost half of the Component Suppliers.

We analyzed the responses that we received from the Component Suppliers in an effort to determine the country of origin of the necessary conflict minerals in the products that we manufacture or contract for manufacture. Only a small number of the Component Suppliers provided information relating to country of origin, and that information was not sufficiently detailed or product-specific for us to identify the country of origin of the necessary conflict minerals in our products or to indicate whether they were from recycled or scrap sources.

As a result of the responses we received, we know or have reason to believe that some of our products manufactured or contracted for manufacture during the reporting period contain necessary conflict minerals that originated, or may have originated, in the Democratic Republic of the Congo or an adjoining country (a “Covered Country”) and are not or may not be from recycled or scrap sources. Accordingly, we performed due diligence in an effort to determine the source and chain of custody of these necessary conflict minerals.

Due Diligence

Design of Due Diligence

Our due diligence measures have been designed to conform, in all material respects, with the due diligence framework set forth in The Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, 2013, and the related supplements for tin, tantalum, and tungsten, and for gold (the “OECD Guidance”).

Due Diligence Measures

The due diligence measures we performed are described below and are consistent with the five-step framework set out in the OECD Guidance.

OECD Step 1. Establish Strong Company Management Systems.

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We maintain a policy regarding the sourcing of conflict minerals, which is publicly available at the following Internet website: www.applied.com/conflictminerals. The content of any website referred to in this CMR is not incorporated by reference in this CMR.

•	A multidisciplinary team of associates led our conflict minerals program, including members with legal, regulatory, supply chain, and communications backgrounds.

•	Team members attended training sessions offered by experts on conflict minerals compliance.

•	Our standard terms and conditions of purchase require suppliers to conduct conflict minerals due diligence activities and to respond to our inquiries.

•	We obtained quarterly certifications from business unit leaders to identify changes in the use of suppliers and components during the year.

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We enable employees, suppliers and other stakeholders to report concerns relating to our conflict minerals program through our corporate responsibility reporting and grievance mechanism, as described on our conflict minerals website (www.applied.com/conflictminerals).

OECD Step 2. Identify and Assess Risks in the Supply Chain.

•	We followed up with suppliers who did not respond to our initial request for information to educate them about the conflict minerals rule and to urge them to submit a completed CMRT.

•	We reviewed the CMRT responses we received from suppliers.

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When we determined that suppliers’ CMRT responses contained information we believed was incomplete or potentially inaccurate, we followed up with those suppliers to seek clarification. We made repeat requests to non-responsive suppliers and urged them to submit completed CMRTs.

•	We provided progress reports to the company’s senior management, summarizing the status of our supplier engagement.

OECD Step 3. Design and Implement a Strategy to Respond to Identified Risks.

Our conflict minerals team reviewed and assessed the risks in our supply chain. The following actions were among those used to respond to the risks in the supply chain:

•	We have adopted, and refer suppliers to, our conflict minerals policy, posted on our website.

•	We compared smelters and refiners identified by our suppliers with the list of facilities that have received a “compliant” or “active” designation on the CFSI website.

•	During the year, team members briefed, and engaged in dialogue with, senior management about our due diligence measures and the quality and detail of information provided by suppliers.

OECD Step 4. Carry Out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices.

We do not have direct relationships with smelters or refiners of conflict minerals. Therefore, we do not carry out audits of these facilities. However, we believe that audits of smelters and refiners and other due diligence practices conducted by CFSI or other third parties are the best way to identify smelters and refiners that have due diligence systems in place that promote responsible sourcing.

OECD Step 5. Report Annually on Supply Chain Due Diligence.

This CMR is publicly available at www.applied.com/conflictminerals and is filed with the U.S. Securities and Exchange Commission.

Results of Review

Supplier Responses

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Certain suppliers reported that they manufactured products containing one or more of the conflict minerals. Some of them provided information about specific smelters and refiners and a few even reported that it was possible that conflict minerals in their products originated in a Covered Country.

•	However, supplier responses were typically provided on a company-wide basis, rather than specific to the particular components we purchased.

•	Some suppliers cited multiple possible sources of conflict minerals in products they supplied to us but did not provide definitive information by product.

•	In many cases, suppliers stated they had not yet completed their due diligence on the origin of the conflict minerals in their products because they were still making inquiries of their own suppliers.

Conclusions Relative to Facilities Used to Process, and Country of Origin, of Necessary Conflict Minerals

Because of the lack of sufficiently detailed responses, we were unable to determine (1) whether a particular smelter or refiner named in a response processed the necessary conflict minerals in our products, or (2) the specific country of origin of the necessary conflict minerals in our products.

Efforts to Determine the Mine or Location of Origin

We have determined that the most reasonable effort we can make to determine the mines or locations of origin of the necessary conflict minerals in our products is to seek information from our direct suppliers about the smelters and refiners and the countries of origin of the necessary conflict minerals in our products and to urge that our suppliers do the same with their suppliers.

Steps Taken and to be Taken to Mitigate Risk

Applied is committed to enhancing our ability to identify, trace, and assess conflict minerals in our supply chain in ways that support human rights, labor, health and safety, the environment, and ethics. To that end, we have taken or intend to take the following steps to refine and improve our due diligence measures and mitigate the risk that our necessary conflict minerals benefit armed groups:

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We continue to engage our direct suppliers and encourage them to obtain responses from their suppliers in order to provide the information needed to identify the source and chain of custody of the necessary conflict minerals in our products.

•	We continue to refine supplier data by conducting outreach where reported data is incomplete or uncertain and by directing suppliers to reporting resources.

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We will submit to the CFSI the names of the facilities identified by our suppliers that are not on the Standard Smelter List, to support the CFSI’s ongoing effort to identify and audit all smelters and refiners of conflict minerals.

•	Our standard terms and conditions of purchase require suppliers to make good faith inquiries and provide responses regarding the origin of necessary conflict minerals in their products.

•	Our conflict minerals template is included in supplier questionnaire packages.

Forward-Looking Statements

Certain statements contained in this CMR, including those made under the “Steps Taken and to be Taken to Mitigate Risks” section, reflect Applied’s expectations with respect to future performance and constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements of the plans and objectives of management for future operations. These statements are subject to a variety of uncertainties, unknown risks and other factors concerning our operations and business environment, which are difficult to predict and are beyond the control of Applied. Factors that could adversely affect our future performance include (1) those described under the heading “Risk Factors” in Item 1A of Part I of our Annual Report on Form 10-K for the year ended June 30, 2015, (2) the responsible sourcing of conflict minerals by our suppliers, and (3) the effectiveness of traceability systems used by our suppliers to determine the source and chain of custody of conflict minerals contained in our supply chain.